SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
SMITH MICRO SOFTWARE, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
832154108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 5 Pages

CUSIP No.	832154108	13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William W. Smith, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		2,690,115 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,690,115 shares

WITH	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,690,115 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.57%

12	TYPE OF REPORTING PERSON*

IN

Page 3 of 5 Pages
Item 1. (a) NAME OF ISSUER
Smith Micro Software, Inc.
Item 1. (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
51 Columbia, Aliso Viejo, CA 92656
Item 2. (a) NAME OF PERSON FILING:
William W. Smith, Jr.
Item 2. (b) ADDRESS OF PRINCIPAL OFFICE
51 Columbia, Aliso Viejo, CA 92656
Item 2. (c) CITIZENSHIP:
USA
Item 2. (d) TITLE OF CLASS OF SECURITIES:
Common Stock, $0.001 par value
Item 2. (e) CUSIP NUMBER:
832154108
Item 3. Not applicable.
Item 4. OWNERSHIP
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount Beneficially Owned:
2,690,115 shares

Page 4 of 5 Pages
     (b) Percent of Class:
8.57%
     (c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

2,690,115 shares

(ii)	Shared power to vote or to direct the vote:

0 shares

(iii)	Sole power to dispose or to direct the disposition of:

2,690,115 shares

(iv)	Shared power to dispose or to direct the disposition of:

0 shares
Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
Item 9. NOTICE OF DISSOLUTION OF THE GROUP
Not applicable.

Page 5 of 5 Pages
Item 10. CERTIFICATION
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 10, 2009

/s/ William W. Smith, Jr.
Signature

William W. Smith, Jr.

Name